***Your Vote is Critical! ***

In the next few days you will receive a package of proxy materials with details on an important proposal that affects your investment in the following mutual fund(s):

•                  Dryden Money Market Fund

The proxy mailing will contain important information about the proposal, as well as instructions on several quick and easy ways to submit your vote. You can also view the proxy statement and access the voting instructions on Prudential’s web site (www.prudential.com/fundchanges).

Please review the information carefully and vote as soon as possible. Voting your shares promptly will help enable us to hold the shareholder meeting on time and eliminate the need for additional solicitation mailings and/or phone calls.

If you have any questions about the information contained in the proxy mailing or the voting process, please call our proxy solicitor, D.F. King & Co., Inc., at 1-800-431-9642.  Thank you for your quick response on this important matter.

***Your Vote is Critical! ***

Your Vote Can Make A Difference

What to do now:

1.             Read the enclosed proxy statement

2.             Review the voting instructions provided

3.             VOTE!

Three easy ways to vote:

1. Call the toll-free number on your proxy ballot card from a touch-tone telephone

2. Log on to www.proxyvote.com

3. Mail your completed proxy ballot card in the enclosed postage-paid envelope

Voting by phone or Internet is available 24 hours a day, 7 days a week

The Board of Directors of your Fund is recommending that Dryden Money Market Fund merge with MoneyMart Assets. In addition to the accompanying materials, this packet provides information about the proposed merger. The Board recommends you vote to approve the proposal.

Please read the enclosed materials and vote your shares as soon as possible. Your quick response will help us minimize communications costs. The three methods for voting your shares are noted above to make it as easy as possible for you.

Continued

What’s Inside

Answers to your questions about the merger proposal	2–5
Supplements to the prospectus	5–7

Answers to questions about proposed changes to the Dryden Money Market Fund should be reviewed along with the enclosed proxy materials

What proposal am I being asked to vote on?

Shareholders of Dryden Money Market Fund are being asked to approve a proposal to merge Dryden Money Market Fund into MoneyMart Assets.

Why is the Board proposing the merger?

Dryden Money Market Fund’s current asset level reflects a consistent decline in assets over a multi-year period. This decline in assets of Dryden Money Market Fund means that the costs of operating Dryden Money Market Fund are being borne by a relatively small asset base.

Because Dryden Money Market Fund existed to provide a money market fund exchange option for shareholders of certain JennisonDryden funds offering Class L, Class M and Class X shares, and these share classes are no longer offered for sale to new investors, it is expected Dryden Money Market Fund’s assets will continue to decrease over time. Dryden Money Market Fund’s subadviser, PIM, has expressed the view that it would not be able to effectively manage and operate Dryden Money Market Fund if the Fund’s assets fall below $25 million. As of July 31, 2008 Dryden Money Market Fund has approximately $53.9 million in assets

How do I benefit from this change?

Merging your Fund into MoneyMart Assets is expected to result in a potentially larger fund with a lower expense ratio. The accompanying proxy statement includes a detailed description of the proposal and its expected benefits to shareholders.

Do the Funds have similar investment objectives and policies?

The investment objectives and investment policies of the Funds are identical. Each Fund’s investment objective is maximum current income consistent with the stability of capital and the maintenance of liquidity. Both Dryden Money Market Fund and MoneyMart Assets are money market funds and each seeks to maintain a net asset value of $1 per share. The investment objective of both Funds is long-term capital appreciation. There can be no assurance that Dryden Money Market Fund or MoneyMart Assets will achieve their investment objective.

Who are the investment advisers for the Funds?

Prudential Investments LLC (PI) serves as the co-manager of the Dryden Money Market Fund, along with AST Investment Services, Inc. (ASTI). PI also serves as the manager of MoneyMart Assets. Prudential Investment Management, Inc. (PIM) serves, as the subadviser for both funds

How do the expenses of the Funds compare?

MoneyMart Assets currently has a lower expense ratio than the Dryden Money Market Fund.

MoneyMart Assets: 0.41%

Dryden Money Market Fund: 1.06%

Is the merger considered a taxable event for federal income tax purposes?

We do not expect the merger to result in a taxable gain or loss for U.S. federal income tax purposes. See the proxy statement and prospectus for more information.

How will you determine the number of shares of the MoneyMart Assets that I receive?

As of the New York Stock Exchange (NYSE) close of business on the transaction date, each whole and fractional share of each class of Dryden Money Market Fund will be exchanged for whole or fractional shares of equal dollar value of the corresponding class of MoneyMart Assets, except that Class D shares of Dryden Money market Fund will be exchanged for Class A shares of MoneyMart Assets.

What if there are not enough votes to approve the merger by the scheduled shareholder meeting date?

If we do not receive enough votes to approve the merger by the time of the meeting, the meeting may be adjourned to permit further solicitation of proxy votes.

Can my broker vote on my behalf?

Under existing NYSE rules, brokers, banks, and other nominees are not expected to be entitled to vote fund shares with respect to the merger unless the beneficial owner gives specific instructions for the vote. However, the Dryden Money Market Fund will forward proxy materials to brokers who are the record owners for beneficial owners. When a broker is unable to cast a vote because no specific instructions have been given but executes and returns an unvoted proxy ballot card, the resulting “broker non-vote” counts toward establishing a quorum for the meeting. If sufficient votes for a quorum have not been obtained, the Fund may request that one or more brokers submit a specific number of broker non-votes in order to obtain a quorum. The Fund will only request these broker non-votes if it believes that this action will result in sufficient shareholder votes to approve the proposal at the meeting. Consequently, shareholders who oppose the proposal should vote against it.

How many votes am I entitled to cast?

You may cast one vote for each share of the Fund you own on the record date, which is September 5, 2008.

How do I vote my shares?

You can vote your shares 24 hours a day, 7 days a week by telephone, or by Internet at www.proxyvote.com, or by mail via the enclosed proxy ballot card. You can also vote your shares by attending the relevant meeting. Please see the enclosed proxy materials for complete details.

How do I sign the proxy ballot card?

Individual accounts: Shareholders should sign exactly as their names appear on the account registration shown on the proxy ballot card.

Joint accounts: Both owners must sign, and the signatures must conform exactly to the names shown on the account registration.

All other accounts: The person signing must indicate his or her role in the account. For example, a trustee for a trust should include his or her title when signing, such as “Jane Doe, Trustee,” or an authorized officer of a company should indicate his or her position with the company, such as “John Smith, President.”

Unclog your mailbox! Enroll in e-delivery

Enjoy the convenience of viewing annual and semiannual reports, prospectuses, and proxy statements on-line. When you enroll in electronic delivery, you will no longer receive paper copies of these documents and will be notified by e-mail when new materials are available for on-line viewing.

Enrolling is fast and simple

Go to www.icsdelivery.com/prudential/funds and follow the simple enrollment instructions. You will receive an e-mail when new materials are available. You can cancel your enrollment or change your e-mail address at any time.

Every vote is important, whether your Fund holdings are large or small. Please review these materials and cast your vote by mail, Internet, or phone.

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